SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                 TRANSOCEAN INC.
                       (Name of Subject Company (issuer))

                                 TRANSOCEAN INC.
                      (Names of Filing Persons (offerors))

               ZERO COUPON CONVERTIBLE DEBENTURES DUE MAY 24, 2020
                         (Title of Class of Securities)

                                   893830 AA 7
                      (CUSIP Number of Class of Securities)

                               ERIC B. BROWN, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                                 TRANSOCEAN INC.
                                4 GREENWAY PLAZA
                              HOUSTON, TEXAS 77046
                                 (713) 232-7500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                    Copy to:

                              GENE J. OSHMAN, ESQ.
                              JOHN D. GEDDES, ESQ.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE

                =================================================
                TRANSACTION VALUATION*     AMOUNT OF FILING FEE**
                -------------------------------------------------
                     $543,713,050                 $43,987
                =================================================

* For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was based was calculated as follows:
     The repurchase price of the Zero Coupon Convertible Debentures Due May 24, 2020, as described herein, is $628.57 per $1,000 principal amount outstanding. As of April 24, 2003, there was $865,000,000 aggregate principal amount outstanding, resulting in an aggregate repurchase price of $543,713,050.

** The amount of the filing fee equals $80.90 per $1 million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party  tender  offer  subject  to  Rule  14d-1.
     [X]  issuer  tender  offer  subject  to  Rule  13e-4.
     [ ]  going-private  transaction  subject  to  Rule  13e-3.
     [ ]  amendment  to  Schedule  13D  under  Rule  13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. Summary Term Sheet.

     The following are answers to some of the questions that you may have about your option to require us to repurchase your debentures as described in this document. We refer to this option as the "Option." To understand the Option fully and for a more complete description of the terms of the Option, we urge you to carefully read the remainder of this document and the accompanying company notice because the information in this summary is not complete and the remainder of this document and the notice contain additional important information.

-    WHO IS OFFERING TO REPURCHASE MY DEBENTURES?

     We are Transocean Inc., a Cayman Islands company, and we are offering to repurchase all outstanding Zero Coupon Convertible Debentures Due May 24, 2020 issued by us on May 24, 2000. We issued the debentures under an Indenture, dated as of April 15, 1997, as supplemented, between us and The Bank of New York (as successor trustee to Chase Bank of Texas, National Association), as trustee. As of April 24, 2003, there was $865,000,000 aggregate principal amount of debentures outstanding.

-    WHY ARE YOU MAKING THE OFFER?

     We are required to make the offer under the terms of the debentures and the indenture.

-    HOW MUCH ARE YOU OFFERING TO PAY?

     Each holder of the debentures may require us to repurchase its debentures on May 24, 2003 at a repurchase price of $628.57 per $1,000 principal amount.

-    WHAT IS THE FORM OF PAYMENT?

     Under the terms of the debentures, we may pay the repurchase price in cash, ordinary shares or any combination thereof. We have determined that, if any holders of debentures require us to repurchase any debentures, we will pay the repurchase price in cash.

-    ARE THE DEBENTURES CONVERTIBLE INTO ORDINARY SHARES?

     Yes. Each debenture is convertible at any time, at the option of the holder, into Transocean's ordinary shares at a conversion rate of 8.1566 ordinary shares per $1,000 principal amount. This conversion rate is subject to adjustment in certain events.

-    HOW CAN I DETERMINE THE MARKET VALUE OF THE DEBENTURES?

     There is no established reporting system or market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our ordinary shares, our business, financial condition and operating results and the market for similar securities. Holders are urged to obtain current market quotations to the extent available for the debentures prior to making any decision with respect to the Option.

-    WHAT DOES YOUR BOARD OF DIRECTORS THINK OF THE OPTION?

     Although our board of directors has approved the terms of the Option included in the indenture, the board has not made any recommendation as to whether you should exercise the Option and surrender your debentures for repurchase. You must make your own decision whether to exercise the Option and surrender your debentures for repurchase and, if so, the number of debentures you elect to have repurchased.

-    WHEN DOES THE OPTION EXPIRE?

     The Option expires at 5:00 p.m., New York City time, on May 24, 2003. However, because that date falls on a Saturday, if you accept the Option by 10:00 a.m., New York City time, on May 27, 2003, we will treat your acceptance as having been made immediately before expiration of the Option.

     We do not expect to otherwise extend the period you have to accept the Option. However, we reserve the right, in our sole discretion, to provide a subsequent repurchase period of between three and 20 business days to allow additional time for holders to accept the Option. If a subsequent repurchase period is provided, all repurchase notices delivered and debentures surrendered prior to the initial expiration of the Option and not withdrawn will be accepted and promptly paid, and we will make a public announcement of the subsequent repurchase period no later than 9:00 a.m., New York City time, on May 28, 2003. Unless otherwise provided in the announcement of the subsequent repurchase period, all repurchase notices delivered and debentures surrendered during the subsequent repurchase period will be promptly accepted and paid. Unless otherwise provided in the announcement of the subsequent repurchase period, holders will not have the right to withdraw repurchase notices delivered and debentures surrendered during the subsequent repurchase period.

-    WHAT ARE THE CONDITIONS TO YOUR REPURCHASE OF THE DEBENTURES?

     As long as our repurchase of validly surrendered debentures is not unlawful, that repurchase will not be subject to any other conditions.

-    HOW DO I EXERCISE THE OPTION?

     You may exercise the Option prior to its expiration as follows:

     - Holders who are participants in The Depository Trust Company should exercise the Option electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders exercising the Option through DTC need not submit a physical repurchase notice to the paying agent if those holders comply with DTC's procedures.

     - Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to exercise the Option and instruct that nominee to exercise the Option on the holders' behalf.

     - Holders whose debentures are held directly and not through DTC or a nominee must deliver a written notice of repurchase, in the form attached to the company notice delivered with this document, to The Bank of New York, as paying agent.

-    HOW DO I SURRENDER MY DEBENTURES?

     After validly exercising the Option, you may surrender your debentures for repurchase pursuant to the Option by delivering the required documents to The Bank of New York, as paying agent, prior to, on or after May 24, 2003, as follows:

     - Holders who are participants in The Depository Trust Company should surrender their debentures electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system.

     - Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to surrender their debentures and instruct that nominee to surrender the debentures on the holders' behalf.

     - Holders whose debentures are held directly and not through DTC or a nominee must surrender their debentures together with all necessary endorsements to The Bank of New York, as paying agent.

     You will not receive payment for your debentures until you surrender them to the paying agent.

     DEBENTURES AND THE REPURCHASE NOTICE MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO DTC OR TRANSOCEAN DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

-    IF I EXERCISE THE OPTION, WHEN WILL I RECEIVE PAYMENT FOR MY DEBENTURES?

     We will forward to the paying agent, prior to 11:00 a.m., New York City time, on May 27, 2003, the appropriate amount of cash required to pay the total repurchase price for the debentures to be repurchased pursuant to the Option, and the paying agent will promptly distribute the cash to the holders, subject to receipt of the surrendered debentures.

-    UNTIL WHAT TIME CAN I WITHDRAW A PREVIOUSLY DELIVERED REPURCHASE NOTICE?

     You can withdraw a previously delivered repurchase notice at any time until expiration of the Option. However, because the Option expires on a Saturday, if you withdraw a previously delivered repurchase notice before 10:00 a.m., New York City time, on May 27, 2003, we will treat your withdrawal as having been made immediately before the expiration of the Option.

- HOW DO I WITHDRAW A PREVIOUSLY DELIVERED REPURCHASE NOTICE AND ANY PREVIOUSLY SURRENDERED DEBENTURES?

     You may withdraw a previously delivered repurchase notice and any previously surrendered debentures as follows:

     - Holders who are participants in The Depository Trust Company should withdraw a previously delivered repurchase notice and any previously surrendered debentures electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders withdrawing a previously delivered repurchase notice and any previously surrendered debentures through DTC need not submit a written notice of withdrawal to the paying agent if those holders comply with DTC's procedures.

     - Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to withdraw a previously delivered repurchase notice and any previously surrendered debentures and instruct that nominee to withdraw a previously delivered repurchase notice and any previously surrendered debentures on the holders' behalf.

     - Holders whose debentures are held directly and not through DTC or a nominee must deliver a written notice of withdrawal to The Bank of New York, as paying agent, stating the certificate number of the debentures being withdrawn, the principal amount of the debentures being withdrawn and the principal amount, if any, of the debentures that remain subject to the previously delivered repurchase notice and which has been or will be delivered for repurchase by Transocean.

- DO I NEED TO DO ANYTHING IF I DO NOT WISH TO EXERCISE THE OPTION AND SURRENDER MY DEBENTURES FOR REPURCHASE?

     No. If you do not deliver a properly completed and duly executed repurchase notice to the paying agent before the expiration of the Option, we will not repurchase your debentures and such debentures will remain outstanding subject to their existing terms.

- IF I CHOOSE TO EXERCISE THE OPTION, DO I HAVE TO SURRENDER ALL OF MY DEBENTURES FOR REPURCHASE?

     No. You may exercise the Option and surrender all of your debentures or a portion of your debentures for repurchase. If you wish to exercise the Option and surrender a portion of your debentures for repurchase, however, you must surrender your debentures in a principal amount of $1,000 or an integral multiple of $1,000.

- IF I DO NOT EXERCISE THE OPTION AND SURRENDER MY DEBENTURES FOR REPURCHASE, WILL I CONTINUE TO BE ABLE TO EXERCISE MY CONVERSION RIGHTS?

     Yes. If you do not exercise the Option and surrender your debentures for repurchase, your conversion rights will not be affected.

- IF I AM A U.S. RESIDENT FOR U.S. FEDERAL INCOME TAX PURPOSES, WILL I HAVE TO PAY TAXES IF I EXERCISE THE OPTION AND SURRENDER MY DEBENTURES FOR REPURCHASE PURSUANT TO THE OPTION?

     The receipt of cash in exchange for debentures pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes. You should consult with your tax advisor regarding the actual tax consequences to you.

-    WHO IS THE PAYING AGENT?

     The Bank of New York, the trustee for the debentures, is serving as paying agent in connection with the Option. Its address and telephone number are set forth in the company notice delivered with this document.

-    WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OPTION?

     Questions and requests for assistance in connection with the Option and the surrender of debentures for repurchase pursuant to the Option may be directed to William Buckley at The Bank of New York at (212) 815-5788.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. Transocean Inc. is a Cayman Islands company. The address of Transocean's principal executive offices is 4 Greenway Plaza, Houston, Texas 77046. Transocean's telephone number at these offices is (713) 232-7500.

     (b) Securities. The securities subject to this Schedule TO and to the transaction described in the response to paragraph (a) of Item 4 below are all outstanding Zero Coupon Convertible Debentures Due May 24, 2020 of Transocean. As of April 24, 2003, there was $865,000,000 aggregate principal amount of debentures outstanding.

     (c) Trading Market and Price. There is no established reporting system or market for trading in the debentures. To the extent that the debentures are traded, prices of the debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of Transocean's ordinary shares, Transocean's business, financial condition and operating results and the market for similar securities. The debentures are held through DTC, and Cede & Co., as nominee of DTC, is the sole record holder of the debentures.

     Each debenture is convertible at any time, at the option of the holder, into Transocean's ordinary shares at a conversion rate of 8.1566 ordinary shares per $1,000 principal amount. This conversion rate is subject to adjustment in certain events. Transocean's ordinary shares are listed on the New York Stock Exchange under the symbol "RIG." The following table presents the range of high and low quarterly sales prices of Transocean's ordinary shares on the NYSE since January 1, 2001.

                                                       PRICE
                                                   --------------
                                                    HIGH    LOW
                                                   ------  ------
     2001
     First Quarter . . . . . . . . . . . . .       $54.50  $40.00
     Second Quarter. . . . . . . . . . . . .        57.69   40.35
     Third Quarter . . . . . . . . . . . . .        41.98   23.05
     Fourth Quarter. . . . . . . . . . . . .        34.22   24.20

     2002
     First Quarter . . . . . . . . . . . . .        34.66   26.51
     Second Quarter. . . . . . . . . . . . .        39.33   30.00
     Third Quarter . . . . . . . . . . . . .        31.75   19.60
     Fourth Quarter. . . . . . . . . . . . .        25.89   18.10
     2003
     First Quarter . . . . . . . . . . . . .        24.36   19.87
     Second Quarter (through April 24, 2003)        21.07   18.90

     On April 24, 2003, the last reported sales price of Transocean's ordinary shares on the NYSE was $20.13 per share. As of April 22, 2003, there were 319,773,020 shares outstanding. We urge you to obtain current market information for the debentures, to the extent available, and the ordinary shares before making any decision to surrender your debentures pursuant to the Option.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule TO is being filed by the subject company. For the name and address of Transocean, see the response to paragraph (a) of Item 2 above. The following table presents the name and title of each of Transocean's executive officers and directors as of April 25, 2003. The address of each such person is c/o Transocean Inc., 4 Greenway Plaza, Houston, Texas 77046.

NAME                                             TITLE
----                                             -----
J. Michael Talbert. . .  Chairman of the Board
Robert L. Long. . . . .  Chief Executive Officer, President and Director
Jean P. Cahuzac . . . .  Executive Vice President and Chief Operating Officer
Donald R. Ray . . . . .  Executive Vice President, Quality, Safety, Health and
                         Environment
Eric B. Brown . . . . .  Senior Vice President, General Counsel and Corporate
                         Secretary
Gregory L. Cauthen. . .  Senior Vice President, Chief Financial Officer and
                         Treasurer
Barbara S. Koucouthakis  Vice President and Chief Information Officer
Brenda S. Masters . . .  Vice President and Controller
Tim Juran . . . . . . .  Vice President, Human Resources
Michael I. Unsworth . .  Vice President, Marketing
Jan Rask. . . . . . . .  President and Chief Executive Officer of TODCO
Paul B. Loyd, Jr. . . .  Director
Roberto Monti.. . . . .  Director
Ian C. Strachan . . . .  Director
Victor E. Grijalva. . .  Director
Arthur Lindenauer . . .  Director
Richard A. Pattarozzi .  Director


                                        5

NAME                                             TITLE
----                                             -----
Kristian Siem . . . . .  Director
Martin B. McNamara. . .  Director
Alain Roger*. . . . . .  Director

* Mr. Roger has informed Transocean that he intends to resign from the Board of Directors as of May 8, 2003.

ITEM 4. TERMS OF THE TRANSACTION.

     (a)     Material  Terms.

GENERAL

     The securities subject to this Schedule TO and to the transaction described in this document are Transocean's Zero Coupon Convertible Debentures Due May 24, 2020. See response to paragraph (b) of Item 2 above. Transocean issued the debentures under an Indenture dated as of April 15, 1997 between Transocean and The Bank of New York (as successor trustee to Chase Bank of Texas, National Association), as trustee, as amended and supplemented by the First Supplemental Indenture thereto dated as of April 15, 1997, the Second Supplemental Indenture thereto dated as of May 14, 1999, the Third Supplemental Indenture thereto dated as of May 24, 2000 and the Fourth Supplemental Indenture thereto dated May 11, 2001. The description of the debentures and the indenture set forth under the caption "Description of Debentures" in Transocean's prospectus supplement dated May 19, 2000 to the prospectus dated November 12, 1999 and under the caption "Description of Debt Securities" in that prospectus is incorporated by reference in this Schedule TO.

     Under the indenture, each holder of the debentures may require Transocean to repurchase that holder's debentures as of May 24, 2003 at a repurchase price of $628.57 per $1,000 principal amount. Transocean will pay the repurchase price in cash with respect to any and all debentures validly surrendered for repurchase and not withdrawn. Transocean will accept debentures surrendered for repurchase only in principal amounts equal to $1,000 or integral multiples thereof. Original issue discount on the debentures validly surrendered for repurchase and not withdrawn will cease to accrue immediately after Transocean deposits with the paying agent cash sufficient to pay the total repurchase price for the debentures to be repurchased pursuant to the Option.

     The repurchase price is based solely on the requirements of the indenture and the debentures and bears no relationship to the market price of the debentures or of Transocean's ordinary shares. Accordingly, the repurchase price may be significantly higher or lower than the current market price of the debentures. Holders of debentures are urged to obtain the best available information as to potential current market prices of the debentures, to the extent available, and Transocean's ordinary shares before making a decision whether to exercise the Option and surrender their debentures for repurchase.

     If any debentures remain outstanding following expiration of the Option, Transocean will become obligated to repurchase the debentures, at the option of the holders, in whole or in part, on May 24, 2008 and 2013 at repurchase prices of $720.55 and $825.98 per $1,000 principal amount respectively. Transocean will have the option to pay the repurchase price in cash, ordinary shares or a combination thereof. On or after May 24, 2003, Transocean may redeem any debentures that remain outstanding, in whole or in part, for cash at a price equal to the issue price plus accrued original issue discount to the redemption date.

EXPIRATION OF THE OPTION

     The Option expires at 5:00 p.m., New York City time, on May 24, 2003. However, because that date falls on a Saturday, if you accept the Option by 10:00 a.m., New York City time, on May 27, 2003, we will treat your acceptance as having been made immediately before expiration of the Option. If holders do not accept the Option on or before the expiration of the Option and validly surrender their debentures, their debentures will remain outstanding subject to the existing terms of the debentures.

     Transocean does not expect to otherwise extend the period holders of debentures have to accept the Option. However, we reserve the right, in our sole discretion, to provide a subsequent repurchase period of between three and 20 business days to allow additional time for holders to accept the Option. If a subsequent repurchase period is provided, all repurchase notices and debentures surrendered prior to the initial expiration of the Option and not withdrawn will be accepted and promptly paid, and we will make a public announcement of the subsequent repurchase period no later than 9:00 a.m., New York City time, on May 28, 2003. Unless otherwise provided in the announcement of the subsequent repurchase period, all repurchase notices delivered and debentures surrendered during the subsequent repurchase period will be promptly accepted and paid. Unless otherwise provided in the announcement of the subsequent repurchase period, holders will not have the right to withdraw repurchase notices delivered and debentures surrendered during the subsequent repurchase period.

PROCEDURES FOR EXERCISING THE OPTION

     Holders may exercise the Option prior to its expiration as follows:

     - Holders who are participants in The Depository Trust Company should exercise the Option electronically through DTC's Automated Tenders over the Participant Terminal System ("PTS"), subject to the terms and procedures of that system. Holders exercising the Option through DTC need not submit a physical repurchase notice to the paying agent if those holders comply with DTC's procedures.

     - Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to exercise the Option and instruct that nominee to exercise the Option on the holders' behalf.

     - Holders whose debentures are held directly and not through DTC or a nominee must deliver a written notice of repurchase, in the form attached to the company notice delivered with this document, to The Bank of New York, as paying agent.

     The indenture requires that the repurchase notice contain:

     - the certificate number of the debentures being delivered for repurchase;

     - the portion of the principal amount at maturity of the debentures to be repurchased, which portion must be in principal amounts at maturity of $1,000 or an integral multiple thereof; and

     - a statement that such debentures are to be repurchased as of May 24, 2003 pursuant to the terms and conditions specified in the indenture and the debentures under the heading "Repurchase by the Company at the Option of the Holder."

     Delivery of the repurchase notice will be deemed made only when actually received by the paying agent. The date of any postmark or other indication of when a repurchase notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, we suggest that holders use properly insured, registered mail with return receipt requested, and that the holders mail the repurchase notice sufficiently in advance of expiration of the Option to permit delivery to the paying agent prior to the expiration of the Option.

     In delivering a repurchase notice through PTS, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the paying agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of this document and the company notice delivered with this document.

PROCEDURES FOR SURRENDERING DEBENTURES

     After validly exercising the Option, a holder may surrender his or her debentures by delivering the required documents to the paying agent prior to, on or after May 24, 2003. Debentures surrendered for repurchase must be surrendered in principal amounts of $1,000 or an integral multiple thereof. The method of delivery of debentures, including delivery through DTC and acceptance through PTS, is at the election and risk of the person surrendering such debentures and, except as expressly otherwise provided in the repurchase notice, delivery will be deemed made only when actually received by the paying agent. A holder will not receive any payment until his or her debentures to be repurchased pursuant to the Option are surrendered to the paying agent.

     After validly exercising the Option, a holder whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her debentures and instruct such nominee to surrender the debentures for repurchase on the holder's behalf.

     A holder who is a DTC participant may elect to surrender to Transocean his or her beneficial interest in the debentures by delivering to the paying agent's account at DTC through DTC's book-entry system his or her beneficial interest in the debentures.

     Holders whose debentures are held directly and not through DTC or a nominee must surrender their debentures together with all necessary endorsements to The Bank of New York, as paying agent.

     DEBENTURES AND THE REPURCHASE NOTICE MUST BE DELIVERED TO THE PAYING AGENT TO COLLECT PAYMENT. DELIVERY OF DOCUMENTS TO DTC OR TRANSOCEAN DOES NOT CONSTITUTE DELIVERY TO THE PAYING AGENT.

WITHDRAWAL PROCEDURES

     A previously delivered repurchase notice and any debentures previously surrendered for repurchase may be withdrawn at any time prior to the expiration of the Option. However, because the expiration of the Option falls on a Saturday, if a holder withdraws a previously delivered repurchase notice and any debentures previously surrendered before 10:00 a.m., New York City time, on May 27, 2003, we will treat the withdrawal as having been made immediately before the expiration of the Option. Holders may withdraw a previously delivered repurchase notice and any debentures previously surrendered for repurchase as follows:

     - Holders who are participants in The Depository Trust Company should withdraw a previously delivered repurchase notice and any previously surrendered debentures electronically through DTC's Automated Tenders over the Participant Terminal System, subject to the terms and procedures of that system. Holders withdrawing a previously delivered repurchase notice and any previously surrendered debentures through DTC need not submit a written notice of withdrawal to the paying agent if those holders comply with DTC's procedures.

     - Holders whose debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if those holders desire to withdraw a previously delivered repurchase notice and any previously surrendered debentures and instruct that nominee to withdraw a previously delivered repurchase notice and any previously surrendered debentures on the holders' behalf.

     - Holders whose debentures are held directly and not through DTC or a nominee must deliver a written notice of withdrawal to The Bank of New York, as paying agent, stating the certificate number of the debentures being withdrawn, the principal amount of the debentures being withdrawn and the principal amount, if any, of the debentures that remain subject to the previously delivered repurchase notice and which has been or will be delivered for repurchase by Transocean.

     A previously delivered repurchase notice and debentures surrendered for repurchase that are properly withdrawn will be deemed not validly surrendered for purposes of the Option. A repurchase notice and any debentures withdrawn from the Option may be resurrendered by following the surrender procedures described above.

PAYMENT OF REPURCHASE PRICE

     Each holder of a beneficial interest in the validly surrendered debentures required to be repurchased pursuant to the Option, will receive the repurchase price promptly following May 24, 2003, subject to receipt of the surrendered debentures.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion, which is for general information only, is a summary of the material U.S. federal income tax considerations relating to the surrender of debentures for repurchase pursuant to the Option. This discussion does not purport to be a complete analysis of all potential tax effects of the Option. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. Moreover, this summary applies only to holders who hold debentures as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a "straddle," "hedge," "conversion" or other integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality or any non-U.S. jurisdiction.

     For purposes of this discussion, a "U.S. Holder" means a beneficial owner of debentures that is, for U.S. federal income tax purposes: a citizen or resident of the United States; a corporation (or other entity that has elected to be treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; an estate the income of which is subject to U.S. federal income tax regardless of its source; a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions; and certain electing trusts that were in existence and treated as U.S. trusts on August 20, 1996. As used herein, the term "non-U.S. Holder" means a beneficial owner of debentures, other than a partnership, that is not a U.S. Holder as defined above. The tax treatment of a partnership that holds debentures will generally depend on the status of the partners and the activities of the partnership. Holders that are partnerships should consult their own tax advisors about the U.S. federal income tax consequences of surrendering debentures pursuant to the Option.

     Sale of Debentures Pursuant to the Option. A U.S. Holder who receives cash in exchange for debentures pursuant to the Option will recognize taxable gain or loss equal to the difference between (a) the amount of cash received and (b) the holder's adjusted tax basis in the debentures surrendered. A U.S. Holder's adjusted tax basis in the debentures will generally equal the U.S. Holder's cost of the debentures increased by any original issue discount that was previously included in income, or will be included in income this year, by such holder with respect to such debentures. Subject to the market discount rules discussed below, such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the debentures for more than one year. The deductibility of capital losses is subject to limitations.

     A U.S. Holder who acquired debentures at a market discount generally will be required to treat any gain recognized upon the repurchase of its debentures pursuant to the Option as ordinary income rather than capital gain to the extent of the accrued market discount, unless the U.S. Holder elected to include market discount in income as it accrued. Subject to a de minimis exception, "market discount" generally equals the excess of the "adjusted issue price" (the sum of the issue price of the debentures and the aggregate amount of original issue discount which accrued on the debentures prior to the time acquired by the U.S. Holder) over the U.S. Holder's initial tax basis in the debentures.

     A non-U.S. Holder who receives cash in exchange for debentures pursuant to the Option generally will not be subject to U.S. federal income tax on any gain recognized, unless (a) the gain is effectively connected with the conduct by such non-U.S. Holder of a trade or business, or, in the case of a treaty resident, is attributable to a permanent establishment or a fixed base, in the United States, or (b) such non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain will be taxable in the same manner as described above with respect to U.S. Holders.

     Backup Withholding. Under the backup withholding provisions of the Code, a U.S. Holder who surrenders debentures for repurchase will generally be subject to backup withholding at the rate of 30% of any gross payment if such holder fails to provide a certified Taxpayer Identification Number (Employer Identification Number or Social Security Number). A U.S. Holder who provides a certified Taxpayer Identification Number may nevertheless be subject to backup withholding on the portion of the payment representing original issue discount accruing this year, if Transocean has been notified by the Internal Revenue Service that such holder is currently subject to backup withholding as a result of a failure to report all interest or dividends or if such holder fails to certify to Transocean that such holder has not been so notified. U.S. Holders electing to surrender debentures should complete a Substitute Form W-9 and attach it to the debentures being surrendered. If you are a U.S. Holder exempt from backup withholding under the Code, please provide your Taxpayer Identification Number and so indicate in
Part 2 of the Substitute Form W-9.

     If a non-U.S. Holder holds debentures through the non-U.S. office of a non-U.S. related broker or financial institution, backup withholding and information reporting generally will not be required. Information reporting, and possibly backup withholding, may apply if the debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of debentures pursuant to the Option.

     ALL DESCRIPTIONS OF TAX CONSIDERATIONS ARE FOR HOLDERS' GUIDANCE ONLY AND ARE NOT TAX ADVICE. TRANSOCEAN RECOMMENDS THAT HOLDERS CONSULT WITH THEIR TAX AND FINANCIAL ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF SURRENDERING DEBENTURES FOR REPURCHASE, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, BEFORE SURRENDERING THEIR DEBENTURES FOR REPURCHASE.

REPURCHASES OF DEBENTURES BY TRANSOCEAN AND ITS AFFILIATES

     Each of Transocean and its affiliates are prohibited under applicable federal securities laws from purchasing debentures (or the right to repurchase debentures) other than through the Option until at least the tenth business day after the repurchase date. Following that time, if any debentures remain outstanding, Transocean and its affiliates may repurchase debentures in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at prices higher or lower than the repurchase price to be paid pursuant to the Option. Any decision to repurchase debentures after the Option, if any, will depend upon many factors, including the market price of the debentures, the amount of debentures surrendered for repurchase pursuant to the Option, the market price of Transocean's ordinary shares, Transocean's business and financial position and general economic and market conditions.

REPURCHASES OF OTHER DEBT SECURITIES BY TRANSOCEAN AND ITS AFFILIATES

     Prior to or after expiration of the Option, Transocean plans to repurchase notes with aggregate principal amount outstanding of approximately $50 million relating to project financing for the construction of the Deepwater Nautilus. Prior to or after expiration of the Option, Transocean and its affiliates may repurchase debt securities other than the debentures and such notes in the open market, in private transactions, through a tender offer or otherwise. Any decision to repurchase such debt securities, if any, and the price paid in such transaction will depend upon many factors, including the market price of such debt securities, the market price of Transocean's ordinary shares, Transocean's business and financial position and general economic and market conditions.

DIVESTITURE OF GULF OF MEXICO SHALLOW AND INLAND WATER BUSINESS

     In December 2002, Transocean's subsidiary, TODCO, filed a registration statement with the Securities and Exchange Commission relating to Transocean's previously announced initial public offering of its Gulf of Mexico Shallow and Inland Water business. Transocean expects to separate this business and establish TODCO as a publicly traded company. Transocean is proceeding to reorganize TODCO as the entity that owns that business in preparation for the offering. Transocean plans to transfer assets not used in this business from TODCO to its other subsidiaries. Transocean expects to complete the initial public offering when market conditions warrant, subject to various factors. Given the current general uncertainty in the equity and U.S. natural gas drilling markets, Transocean is unsure when the transaction could be completed on acceptable terms. Transocean does not expect to sell all of its interest in TODCO in the initial public offering. Until Transocean completes the initial public offering transaction, Transocean plans to continue to operate and account for TODCO as its Gulf of Mexico Shallow and Inland Water segment.

     (b)  Purchases.

     To Transocean's knowledge, no officer, director or affiliate of Transocean is the holder of any debentures.

ITEM 5. Past Contacts, Transactions, Negotiations and Arrangements.

     The information set forth or referred to in the first paragraph under Item 4 above is incorporated by reference in response to this item.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

     The purpose of the transaction is described in the response to paragraph
(a) of Item 4 above. Any debentures that are repurchased by Transocean will be canceled by the trustee. Except as described in this document, there presently are no plans that relate to or would result in:

          (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Transocean or any of its subsidiaries;

          (2) any repurchase, sale or transfer of a material amount of assets of Transocean or any of its subsidiaries;

          (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of Transocean;

          (4) any change in the present board of directors or management of Transocean, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

          (5) any other material change in Transocean's corporate structure or business;

          (6) any class of equity security of Transocean to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

          (7) any class of equity security of Transocean becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934;

          (8) the suspension of Transocean's obligation to file reports under
     Section 15(d) of the Exchange Act;

          (9) the acquisition by any person of additional securities of Transocean, or the disposition of securities of Transocean; or

          (10) any changes in Transocean's memorandum and articles of association or other governing instruments or other actions that could impede the acquisition of control of Transocean.

ITEM 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. Assuming all holders of debentures require Transocean to repurchase their debentures, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $543,713,050. Transocean intends to pay the repurchase price by using available cash.

     (b)     Conditions.  None.

     (c)     Expenses.  Not  applicable.

     (d)     Borrowed  Funds.  None.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)     Securities  Ownership.  None.

     (b) Securities Transactions. During the 60 days preceding the date of this Schedule TO, neither Transocean nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the debentures.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to Item 4 above. The Bank of New York, however, is the trustee under the indenture and will be communicating with and providing notices to holders of the debentures as required by the indenture.

ITEM 10. Financial Statements of Certain Bidders.

     Transocean believes that its financial condition is not material to a holder's decision with respect to the Option because the consideration being paid to holders surrendering debentures consists solely of cash, the Option is not subject to any financing conditions, the Option applies to all outstanding debentures and Transocean is a public reporting company that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

     (a)     Agreements, Regulatory Requirements and Legal Proceedings. None.

     (b) Other Material Information. Transocean files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials Transocean files with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Transocean files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about Transocean at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Transocean has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

     The documents listed below contain important information about Transocean and its financial condition:

     - Transocean's Annual Report on Form 10-K for the year ended December 31, 2002;

     - All other reports filed by Transocean with the SEC under Section 13(a) or 15(d) of the Exchange Act since the end of the year covered by the Form 10-K mentioned above;

     - All documents filed by Transocean with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Schedule TO and prior to the expiration of the Option; and

     - The description of Transocean's ordinary shares contained in Transocean's Current Report on Form 8-K filed with the SEC on May 14, 1999, as Transocean may update that description from time to time.

     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

ITEM 12. Materials To Be Filed As Exhibits.

(a)(1)(A)   --  Company Notice to Holders of Transocean Inc. Zero Coupon Convertible Debentures
                due May 24, 2020, dated April 25, 2003.
(a)(1)(B)   --  Form of Repurchase Notice.
(a)(5)      --  Company Press Release dated April 25, 2003.
(b)         --  Not applicable.
(d)(1)      --  Indenture, dated as of April 15, 1997, between Transocean Inc. (formerly named
                Transocean Sedco Forex Inc.) and The Bank of New York (as successor trustee to Chase
                Bank of Texas, National Association), as trustee (the "Trustee") (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on Form 8-K dated April 29,
                1997).
(d)(2)      --  First Supplemental Indenture, dated as of April 15, 1997, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.2 to Transocean's Current Report on
                Form 8-K dated April 29, 1997).
(d)(3)      --  Second Supplemental Indenture, dated as of May 14, 1999, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.5 to Transocean's Post-Effective
                Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-
                99)).
(d)(4)      --  Third Supplemental Indenture, dated as of May 24, 2000, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on
                Form 8-K dated May 24, 2000).
(d)(5)      --  Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on
                Form 8-K dated May 11, 2001).
(d)(6)      --  The description of the debentures set forth under the caption "Description of Debentures"
                in Transocean's prospectus supplement dated May 19, 2000 to the prospectus dated
                November 12, 1999 and under the caption "Description of Debt Securities" in that prospectus, in each case filed with the SEC on May 22, 2000 under Rule 424(b) of the
                Securities Act of 1933 (Registration Nos. 333-59001 and 333-37522) and incorporated by reference thereto.
(g)         --  Not applicable.
(h)         --  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2003

                TRANSOCEAN  INC.


                By:  /s/  Gregory L. Cauthen
                    ------------------------------------------------------------
                    Gregory L. Cauthen
                    Senior Vice President, Chief Financial Officer and Treasurer

                                INDEX TO EXHIBITS

(a)(1)(A)   --  Company Notice to Holders of Transocean Inc. Zero Coupon Convertible Debentures
                due May 24, 2020, dated April 25, 2003.
(a)(1)(B)   --  Form of Repurchase Notice.
(a)(5)      --  Company Press Release dated April 25, 2003.
(b)         --  Not applicable.
(d)(1)      --  Indenture, dated as of April 15, 1997, between Transocean Inc. (formerly named
                Transocean Sedco Forex Inc.) and The Bank of New York (as successor trustee to Chase
                Bank of Texas, National Association), as trustee (the "Trustee") (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on Form 8-K dated April 29,
                1997).
(d)(2)      --  First Supplemental Indenture, dated as of April 15, 1997, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.2 to Transocean's Current Report on
                Form 8-K dated April 29, 1997).
(d)(3)      --  Second Supplemental Indenture, dated as of May 14, 1999, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.5 to Transocean's Post-Effective
                Amendment No. 1 to Registration Statement on Form S-3 (Registration No. 333-59001-
                99)).
(d)(4)      --  Third Supplemental Indenture, dated as of May 24, 2000, between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on
                Form 8-K dated May 24, 2000).
(d)(5)      --  Fourth Supplemental Indenture dated as of May 11, 2001 between Transocean and the
                Trustee (incorporated by reference to Exhibit 4.1 to Transocean's Current Report on
                Form 8-K dated May 11, 2001).
(d)(6)      --  The description of the debentures set forth under the caption "Description of Debentures"
                in Transocean's prospectus supplement dated May 19, 2000 to the prospectus dated
                November 12, 1999 and under the caption "Description of Debt Securities" in that prospectus, in each case filed with the SEC on May 22, 2000 under Rule 424(b) of the
                Securities Act of 1933 (Registration Nos. 333-59001 and 333-37522) and incorporated by reference thereto.
(g)         --  Not applicable.
(h)         --  Not applicable.